October 22, 2007

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski
Attorney-Advisor

Re:	Host Hotels & Resorts, Inc.
Definitive 14A
Filed April 10, 2007
File No. 001-14625

Dear Ms. Gowetski:

On behalf of Host Hotels & Resorts, Inc., we are submitting this letter in response to your comments concerning the Definitive Proxy Statement on Schedule 14A, filed April 10, 2007 (the “Proxy Statement”) as set forth in your letter dated August 21, 2007 (the “Comment Letter”).

For your convenience, we have repeated each of your comments concerning the Definitive 14A in italics immediately above the responses to each corresponding comment.

The responses to your comments set forth in the Comment Letter are as follows:

Definitive 14A

Compensation Discussion and Analysis, page 12

Establishing the Plan, Page 12

1.	You state on page 13 that the Chief Executive Officer participated in discussions with the committee regarding the individual performance of each member of the senior management team and internal equity. Please expand your disclosure to explain how individual performance and internal equity were considered in these discussions.

Securities and Exchange Commission

October 22, 2007

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A to explain how individual performance and internal equity are considered in establishing compensation. With respect to our 2006-2008 Plan, the Company expects to clarify its disclosure to note that (i) the Committee considered the total target compensation levels of members of senior management individually as well as compared to each other in the senior management group, including the chief executive officer; (ii) the chief executive officer provided the Committee with his subjective assessment of the performance of individuals in management as well as his opinion on the appropriate levels of total target compensation among all the members of senior management; and (iii) the Committee made the final determination of total target compensation for each executive officer, including the chief executive officer, and none of the chief executive officer or any other executive officer was present during the portion of the meetings when compensation was set.

Compensation Discussion and Analysis, page 12

Establishing the Plan, Page 12

2.	You state on page 13 that you have no policy or target for the allocation of total compensation between either cash and non-cash compensation or short-term and long-term compensation. You further state that the committee reviews information from Towers Perrin and determines the appropriate level and mix of incentive compensation. Please expand your disclosure to discuss the key factors that the committee considers when determining the appropriate level and mix of incentive compensation.

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A to discuss the key factors that the Committee considers when determining the appropriate level and mix of incentive compensation. With respect to our 2006-2008 Plan, the Company expects to disclose that the level of responsibility and position in the Company were key factors in the Committee’s decision with respect to the mix of incentive compensation. The Committee believes that members of senior management should receive compensation that is primarily incentive-based because they are the persons with the ability to affect Company performance. Therefore for the 2006-2008 Plan, the Committee determined that executive officers should receive a greater portion of total target compensation in long-term restricted stock, over 86% of which is earned

Securities and Exchange Commission

October 22, 2007

upon the satisfaction of the Company financial measures of Absolute TSR and Relative TSR as discussed in the Proxy Statement on pages 15-16. With respect to the 2006-2008 Plan, long- term restricted stock represents between 44% and 67% of total target compensation for the named executive officers. The annual incentive award opportunity represents between 14% -24% of the named executive officers’ total target compensation.

Compensation Discussion and Analysis, page 12

Establishing the Plan, Page 12

3.	You state on page 13 that three peer groups were chosen by the committee in consultation with Towers Perrin to provide competitive market information for base salary, annual incentive bonus awards and long term incentives. Please revise your disclosure as noted below:

•        Please expand your disclosure to identify all the companies with which you are engaged in benchmarking compensation of your named executive officers, including (i) the size-based public real estate companies with a median enterprise value of approximately $12 billion; (ii) the companies used to create the size-based general industry data sample prepared by Towers Perrin; and (iii) the 2005 NAREIT Compensation Survey participants that had UPREIT capitalization of at least $6.6 billion.

•        We note your statement on page 13 that the NAREIT sample was given less consideration. We further note your statement that the committee targeted overall total compensation levels to fall between the 50th and 75th percentiles represented by the size-based public real estate companies and general industry peer groups. Please revise to be more specific as to the actual percentile most closely related to the amounts you paid. In addition, expand your disclosure to describe how you considered the NAREIT sample and how your overall compensation levels compared to the NAREIT sample.

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A to identify specific companies with which it is engaged in benchmarking compensation for its named executive officers. With respect to our 2006-2008 Plan, the Company intends to clarify its disclosure to note that the Committee, with input from Towers Perrin, chose groups of companies from which Towers Perrin then aggregated compensation data for the Committee to review. The compensation data showed total compensation in the 50th and 75th percentiles for each group of companies as opposed to a particular company.

Securities and Exchange Commission

October 22, 2007

Such disclosure will note that the size-based real estate group from which compensation data was aggregated included:

Simon Property Group, Inc.	Archstone-Smith Trust
General Growth Properties Inc.	ProLogis
Equity Office Properties Trust	Apartment Investment and Management
Starwood Hotels & Resorts	Developers Diversified Realty
Marriott International, Inc.	Kimco Realty Corp.
Vornado Realty Trust	AvalonBay Communities Inc.
Boston Properties Inc.	Duke Realty Corp.
Hilton Hotels Corp.	AMB Property Corp.

The General Industry Sample was based on Towers Perrin entire database of companies. This included over 900 companies, and was not compiled by Towers Perrin solely for the Company. As discussed in the Proxy Statement on page 13, the Committee believes that the database provided competitive information reflective of the broader market for talent at the most senior levels. Accordingly, although the Company will add the information set forth above, we respectfully submit that the identification and discussion of several hundred companies used for this purpose would not provide meaningful disclosure.

In response to the portion of the staff comment set forth in the second bullet, the Company intends to expand its future disclosure with respect to the 2006-2008 Plan to focus on those surveys that the Committee used and to clarify that the Committee did not consider the NAREIT information because the small number of companies that participated in the survey generally did not provide sufficient data. The Committee determined that the information provided by the size-based real estate group, which had more companies including, all but one company in the NAREIT sample, was more appropriate. Accordingly, a discussion of the NAREIT sample and the target compensation levels compared to the NAREIT sample were not relevant to the Committee’s determination and would therefore not provide meaningful disclosure.

To the extent that in future compensation decisions the Company considers percentile ranges, the Company also intends to expand its CD&A disclosure in future filings to disclose the actual percentiles in which the named executive officers’ compensation fall. For example, the named executive officers’ total target compensation for the 2006-2008 Plan fell between the 30th to the 73rd percentiles in the size-based real estate group and 50th to 90th percentiles in the General Industry Sample.

Base Salary, page 14

4.

You state on page 14 that, based on its review, the committee increased Mr. Nassetta’s annual base salary to $850,000 and approved base salary increases ranging from 4% to 20% for the other named executive officers. Please

Securities and Exchange Commission

October 22, 2007

expand your disclosure to discuss the salary increases for the other named executive officers as well as any factors considered in the decision to increase compensation materially.

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A of salary increases for the other named executive officers as well as any factors considered in the decision to increase salary compensation materially. With respect to our 2006-2008 Plan, the Company will note the following; the Committee reviewed and established base salaries generally for the three-year period. The Committee retains discretion to adjust salaries and generally considers this in the first quarter following the end of the previous performance year. Adjustments take into consideration subjective assessments of individual performance, as well as, job responsibilities and market data. Mr. Walter’s 2006 base salary increased to $500,000. This was Mr. Walter’s first increase in base salary since 2003. Mr. Risoleo’s 2006 base salary increased 12.5% over his 2005 base salary to $450,000. This was Mr. Risoleo’s first increase in base salary since 2004. Mr. Abji received an increase to $390,000 and Ms. Abdoo’s salary increased to $350,000. Ms. Abdoo received, as a percentage, the largest increase in base salary, which was primarily due to subjective assessments of performance and market data reflected by the General Industry Sample.

Annual Incentive Bonus Awards, page 14

5.	We note that the annual incentive award program provides the opportunity to receive cash incentive awards based on the financial performance of the company and the individual performance of each employee. We further note your disclosure on page 15 that the Adjusted FFO target level of performance for 2006 was $1.48 per share and that the committee determined that the company exceeded the target level of performance of Adjusted FFO per share by 9%, resulting in an award at close to high levels. Please disclose all the individual performance measures as well as the threshold and high levels of Adjusted FFO. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals or financial targets, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

October 22, 2007

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A on the Adjusted FFO measure in the annual incentive award to include the threshold and high levels of performance. For 2006, the Company’s disclosure would have provided that the threshold and high levels of performance were $1.33 per share and $1.63 per share, respectively, as shown in the chart.

	Threshold	Target	High	2006 Results
Adjusted FFO	$1.33	$1.48	$1.63	$1.62

The Company will also clarify its disclosure on the annual incentive award program to emphasize that the vast majority (80%) of the annual incentive award opportunity for the named executive officers depends on the satisfaction of the quantitative Adjusted FFO measure. Individual performance objectives for senior management represent only 20% of the total bonus opportunity for the named executive officers. Accordingly, the Company does not believe that the compensation to be earned based upon any one of the individual performance measures represents a material portion of the named executive officers’ total compensation nor does it provide material information to investors as to our compensation practices. In the place of detailed disclosure on each individual’s performance measures, the Company would propose adding a general discussion as to how the objectives are tied to an officer’s role in implementing the Company’s proprietary business plan and, therefore, are intended to incentivize each named executive’s individual impact on the business plan.

Long-Term Incentive Compensation, page 15

6.	We note that, under the 2006-2008 Plan, restricted stock granted is eligible to vest subject to satisfying certain conditions, including Absolute TSR and Relative TSR. We further note that the starting price for the Absolute TSR was $17.88 per share, based on the average high and low price of the company’s common stock for the 60 days prior to December 31, 2005, and this price per share served as the basis to measure the company’s stockholder return relative to companies in the NAREIT Equity Index. Please expand your disclosure to include the threshold and high levels of Absolute TSR and Relative TSR.

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A of Absolute TSR and Relative TSR. The Company also intends to expand its disclosure to note that the threshold, target and high Absolute TSR measures, which represent a percentage return on a baseline stock price, are fixed in the restricted stock agreements with senior management, a form of which is on file with the Commission.

Securities and Exchange Commission

October 22, 2007

For 2006, the Company expects that its disclosure would have provided that the Absolute TSR measures are:

	Threshold	Target	High	Results
Return	7%	10%	15%
2006 Starting Price $17.88	$19.13	$19.67	$20.56	$25.13

The Company’s result of $25.13, which as described on page 16 of the Proxy Statement was the ending price per share for the comparable period of $24.37 plus $0.76 of dividends paid in 2006, represented performance at the high level on the Absolute TSR measure. Relative TSR, which is also set forth in the restricted stock agreement, is measured against the NAREIT Equity Index, with threshold equal to the 40th percentile, target equal to the 60th percentile and high equal to the 80th percentile. The Company’s results placed it in the 76th percentile in 2006, which is between the target and high level of performance.

Severance / Change in Control, page 18

7.	We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response:

The Company confirms to the staff that, in future filings, it will expand the disclosure in its CD&A to include the following information with respect to its severance and termination arrangements. The Company’s severance plan was adopted and has been in effect since 2003. The Committee determined at that time that the level of benefits were consistent with levels in the market at such time. The Committee reviews the severance plan annually and believes it should be maintained in its current form as being market competitive. The Committee also reviews the level of severance pay and benefits an executive would receive at the time it determines compensation or considers adjustments, particularly long-term incentive awards which would accelerate and vest upon a change in control coupled with a triggering event. However, the severance plan did not have an impact of the Committee’s determination of compensation levels under the 2006-2008 Plan.

Securities and Exchange Commission

October 22, 2007

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. If you have any questions or comments or require further information, please feel free to call our counsel, Scott Herlihy, in Latham & Watkins’ District of Columbia office, (202) 637-2277, or Robin Struve, in the Chicago office, (312) 876-7632.

Very truly yours,

/s/ Elizabeth A. Abdoo
Executive Vice President and General Counsel